Exhibit 99.1

monday.com Announces First Quarter 2026 Results

First quarter revenue of $351.3 million grew 24% year-over-year
Record GAAP and non-GAAP operating income
Record net adds of customers with more than $500,000 in ARR
Launches AI Work Platform with Native Agents

New York / Tel Aviv, May 11, 2026 -- monday.com (NASDAQ: MNDY), the AI work platform that turns strategy into execution, at scale, today reported financial results for its first quarter ended March 31, 2026.

Management Commentary:

“The results we delivered in Q1 reflect a business that is executing with discipline and building with ambition at the same time,” said monday.com co-founders and co-CEOs Roy Mann and Eran Zinman. “The launch of the AI Work Platform and our shift to consumption-based pricing build directly on that momentum. As AI takes on more work for our customers, our business grows with it. We believe the best chapter of monday.com’s story is the one we are writing now.”

“Q1 was a strong quarter across every financial dimension, with revenue, margins and cash flow all coming in ahead of expectations,” said Eliran Glazer, monday.com CFO. “Perhaps most encouragingly, the AI productivity gains we are seeing inside our own organization are demonstrating that we can grow revenue without growing headcount in lockstep, a dynamic we believe will be a meaningful driver of operating leverage over time.”

First Quarter Fiscal 2026 Financial Highlights:

●	Revenue was $351.3 million, an increase of 24% year-over-year.
●	GAAP operating income was $19.8 million, compared to $9.8 million in the first quarter of 2025; GAAP operating margin was 6%, compared to 3% in the first quarter of 2025.
●
Non-GAAP operating income was $49.0 million, compared to $40.8 million in the first quarter of 2025. Non-GAAP operating margin was 14%, same as in the first quarter of 2025, despite an approximately 190 basis point negative impact from FX.

●
GAAP basic and diluted net income per share was $0.58 and $0.57, respectively, compared to GAAP basic and diluted net income per share of $0.54 and $0.52, respectively, in the first quarter of 2025; non-GAAP basic and diluted net income per share was $1.17 and $1.15, respectively, compared to non-GAAP basic and diluted net income per share of $1.14 and $1.10, respectively, in the first quarter of 2025.

●
Net cash provided by operating activities was $104.7 million, with $102.8 million of adjusted free cash flow, compared to net cash provided by operating activities of $112.0 million and $109.5 million of adjusted free cash flow in the first quarter of 2025.

Recent Business Highlights:

●	Net dollar retention rate was 110%.
●	Net dollar retention rate for customers with more than 10 users was 114%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 116%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 115%.
●	The number of paid customers with more than 10 users was 65,016, up 7% from 60,566 as of March 31, 2025.
●	The number of paid customers with more than $50,000 in ARR was 4,547, up 32% from 3,444 as of March 31, 2025.
●	The number of paid customers with more than $100,000 in ARR was 1,844, up 39% from 1,328 as of March 31, 2025.
●	The number of paid customers with more than $500,000 in ARR was 99, up 74% from 57 as of March 31, 2025.
●	Customers with more than 10 users now represent 82% of ARR, up from 80% as of March 31, 2025.
●	Customers with more than $50,000 in ARR now represent 42% of ARR, up from 37% as of March 31, 2025.
●	Customers with more than $100,000 in ARR now represent 29% of ARR, up from 24% as of March 31, 2025.
●	Customers with more than $500,000 in ARR now represent 6% of ARR, up from 5% as of March 31, 2025.
●	Total remaining performance obligations (RPOs) were $880 million, up 33% from $660 million as of March 31, 2025.
●	Current remaining performance obligations (cRPOs) were $716 million, up 26% from $568 million as of March 31, 2025.
●
The company repurchased approximately 7,269,000 of its ordinary shares for approximately $553 million as part of its share repurchase program. As of the end of Q1, of the $870 million authorized, approximately $182 million remains available for future share repurchases under the program.

●	Launched AI Work Platform with native AI agents and a new seats-plus-credits pricing model, giving businesses a unified system to orchestrate work between humans and AI at scale.
●	Agreed to acquire OneAI, adding voice agent capabilities and extending the AI Work Platform across every surface of where work happens.

Financial Outlook:

For the second quarter of fiscal year 2026, monday.com currently expects:

●	Total revenue of $354 million to $356 million, representing year-over-year growth of 18% to 19%.
●	Non-GAAP operating income of $46 million to $48 million and operating margin of 13% to 14%, assuming a negative FX impact of 100 to 200 basis points.

For the full year 2026, monday.com currently expects:

●	Total revenue of $1,466 million to $1,474 million, representing year-over-year growth of 19% to 20%.
●	Non-GAAP operating income of $185 million to $191 million and operating margin of approximately 13%, assuming a negative FX impact of 100 to 200 basis points.
●	Adjusted free cash flow of $280 million to $290 million and adjusted free cash flow margin of 19% to 20%, assuming a negative FX impact of 100 to 200 basis points.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, adjusted free cash flow, which is defined as free cash flow plus costs associated with the build-out and expansion of our corporate headquarters, and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Remaining Performance Obligations

Remaining Performance Obligations (RPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the future.

Current Remaining Performance Obligations

Current Remaining Performance Obligations (cRPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the next 12 months.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenue from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform; risks related to artificial intelligence (“AI”) and machine learning; our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and direct sales capabilities; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with scrutiny related to environmental and social matters; our dependence on founders and other key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary expand our operations and invest in new technologies; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on web search engines, both traditional and AI generated, to direct traffic to our website; interruptions or delays in service from third parties or our inability to plan and manage interruptions; risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizers on our platform; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing conflicts in the region and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its first quarter fiscal year 2026 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1347415. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is the AI work platform that not only helps manage and orchestrate work, but also does the work for you. Over 250,000 customers worldwide use monday.com to bring people, workflows, and AI agents together on one flexible platform, where AI doesn't just assist, it executes. From work management and CRM to service and dev, every monday.com product runs on the same AI layer, automating tasks, running workflows, and helping teams deliver exponentially more with less effort. Visit monday.com to learn more.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Tiffani Gibson
tiffanigi@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2026	2025
	(unaudited)
Revenue	$351,265	$282,250
Cost of revenue	38,124	28,805
Gross profit	313,141	253,445
Operating expenses:
Research and development	92,020	69,385
Sales and marketing	165,395	141,720
General and administrative	35,972	32,544
Total operating expenses	293,387	243,649
Operating income	19,754	9,796
Financial income, net	10,376	17,647
Income before income taxes	30,130	27,443
Income tax expense	(2,096)	(18)
Net income	$28,034	$27,425
Net income per share attributable to ordinary shareholders, basic	$0.58	$0.54
Net income per share attributable to ordinary shareholders, diluted	$0.57	$0.52
Weighted-average ordinary shares used in calculating net income per ordinary share, basic	48,018,030	51,005,188
Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	48,857,280	53,042,479

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2026	2025
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$997,135	$1,503,149
Marketable securities	215,141	162,308
Accounts receivable, net	34,370	30,552
Prepaid expenses and other current assets	100,686	93,055
Total current assets	1,347,332	1,789,064
LONG-TERM ASSETS:
Property and equipment, net	54,178	53,888
Operating lease right-of-use assets	160,099	149,149
Deferred tax assets, net	56,639	58,682
Other long-term assets	73,951	55,817
Total long-term assets	344,867	317,536
Total assets	$1,692,199	$2,106,600
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$46,527	$45,001
Accrued expenses and other current liabilities	252,191	234,377
Deferred revenue, current	455,131	409,677
Operating lease liabilities, current	28,527	25,819
Total current liabilities	782,376	714,874
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	149,046	142,948
Deferred revenue, non-current	2,086	1,942
Total long-term liabilities	151,132	144,890
Total liabilities	933,508	859,764
SHAREHOLDERS' EQUITY:
Other comprehensive income	10,821	18,097
Share capital and additional paid-in capital	1,153,126	1,662,029
Accumulated deficit	(405,256)	(433,290)
Total shareholders’ equity	758,691	1,246,836
Total liabilities and shareholders’ equity	$1,692,199	$2,106,600

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2026	2025
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$28,034	$27,425
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,848	3,250
Share-based compensation	29,283	30,958
Amortization of discount and accretion of interest on marketable securities	(2,471)	(675)
Changes in operating assets and liabilities:
Accounts receivable, net	(3,818)	(632)
Prepaid expenses and other assets	(16,417)	(9,770)
Deferred taxes	2,250	—
Accounts payable	436	(3,844)
Accrued expenses and other liabilities, net	17,944	21,157
Deferred revenue	45,598	44,101
Net cash provided by operating activities	104,687	111,970
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,447)	(3,687)
Purchase of marketable securities	(69,123)	(10,049)
Maturities of marketable securities	18,247	—
Investment in affiliated company	(9,332)	—
Capitalized software development costs	(484)	(779)
Net cash used in investing activities	(63,139)	(14,515)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	7,040	14,136
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(1,990)	4,412
Repurchase of ordinary shares	(552,612)	—
Net cash provided by (used in) financing activities	(547,562)	18,548
INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	(506,014)	116,003
CASH AND CASH EQUIVALENTS - Beginning of period	1,503,149	1,411,602
CASH AND CASH EQUIVALENTS - End of period	$997,135	$1,527,605

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended March 31,
	2026	2025
	(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$313,141	$253,445
Share-based compensation	1,049	1,134
Non-GAAP gross profit	$314,190	$254,579

GAAP gross margin	89%	90%
Non-GAAP gross margin	89%	90%

Reconciliation of operating expenses
GAAP research and development	$92,020	$69,385
Share-based compensation	(13,607)	(15,541)
Non-GAAP research and development	$78,413	$53,844

GAAP sales and marketing	$165,395	$141,720
Share-based compensation	(7,214)	(5,838)
Non-GAAP sales and marketing	$158,181	$135,882

GAAP general and administrative	$35,972	$32,544
Share-based compensation	(7,413)	(8,445)
Non-GAAP general and administrative	$28,559	$24,099

Reconciliation of operating income (loss)
GAAP operating income (loss)	$19,754	$9,796
Share-based compensation	29,283	30,958
Non-GAAP operating income	$49,037	$40,754

GAAP operating margin	6%	3%
Non-GAAP operating margin	14%	14%

Reconciliation of net income
GAAP net income	$28,034	$27,425
Share-based compensation	29,283	30,958
Tax benefit related to share-based compensation(1)	(1,313)	$—
Non-GAAP net income	$56,004	$58,383

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, basic	48,018,030	51,005,188
Effect of dilutive shares	839,250	2,037,291
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, diluted	48,857,280	53,042,479
GAAP net income per share, basic	$0.58	$0.54
GAAP net income per share, diluted	$0.57	$0.52
Non-GAAP net income per share, basic	$1.17	$1.14
Non-GAAP net income per share, diluted	$1.15	$1.10

(1)
The tax benefit related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax benefit enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended March 31,
	2026	2025
	(unaudited)

Net cash provided by operating activities	$104,687	$111,970
Purchase of property and equipment	(2,447)	(3,687)
Capitalized software development costs	(484)	(779)
Purchase of property and equipment related to build-out and expansion of our corporate headquarters	1,022	2,028
Adjusted free cash flow	$102,778	$109,532
Adjusted free cash flow margin	29%	39%